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                                                                   Exhibit 99.35

     Not for Distribution outside of Canada

POINTS INTERNATIONAL CLOSES $15.8 MILLION PRIVATE PLACEMENT

TORONTO -- Points International Ltd. (TSX: PTS, OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management portal, announced today that it closed the private placement with institutional and other accredited investors that had been announced on March 29, 2005. The Company raised gross proceeds of approximately $15.8 million through the issuance of 18.1 million common shares at a price of $0.68 per share, including one convertible preferred share for cash consideration of $3.5 million to InterActiveCorp (NASDQ:IACI). As of today's date the preferred share is convertible into 4.5 million common shares, resulting in an effective price per underlying common share of $0.77.

Proceeds from the placement will be used for marketing purposes, technology development and working capital in connection with the ongoing evolution of the Company's feature-rich reward management portal.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's most popular site to earn and swap reward program miles and points. Over 45 of the world's leading programs participate on Points.com, including American Airlines AAdvantage(R) program, Delta SkyMiles(R), eBay Anything Points(TM), TripRewards(R), Priority Club(R) Rewards, Asia Miles(R) and S&H greenpoints.

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Source: Points International Ltd (TSX Exchange: PTS, OTC: PTSEF)

FOR FURTHER INFORMATION

Investor Relations: Steve Yuzpe, Chief Financial Officer, Points International Ltd., Direct: (416) 596-6382, Email: steve.yuzpe@points.com; or

Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300, Email: elewis@ceocast.com

Business Development Inquiries: Christopher Barnard, President, Points International Ltd., Direct: (416) 596-6381, Email:
christopher.barnard@points.com